Exhibit 21.1

List of Subsidiaries of electroCore, Inc.

Subsidiary	Jurisdiction of Incorporation or Organization
electroCore Germany GmbH	Germany
electroCore UK Ltd.	United Kingdom
NeuroMetrix, Inc.	Delaware